UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On November 13, 2025, National Energy Services Reunited Corp. (the “Company”) issued a press release announcing the filing of unaudited condensed consolidated interim financial statements as of and for the three- and nine-month periods ended September 30, 2025, with the Securities and Exchange Commission. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The information contained in this report and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits

Exhibits.

Number	Description

99.1	Press Release dated November 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: November 13, 2025	By:	/s/ Stefan Angeli
	Name:	Stefan Angeli
	Title:	Chief Financial Officer